UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No.   )*

                     TRAVELERS/AETNA PROPERTY CASUALTY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)


                                    89417510
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                                 (CUSIP Number)


Check the following box if a fee is being paid with this Statement (X). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages

                                  SCHEDULE 13G

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CUSIP No. 89417510                      Page      2     of     4      Pages
          -----------                         -------        --------
----------------------------------     ----------------------------------------
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

The Trident Partnership, L.P.
I.R.S. Employer Identification No.: N.A.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |_|

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3         SEC USE ONLY


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4         CITIZENSHIP OR PLACE OF ORGANIZATION


           Caymen Islands
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                             5         SOLE VOTING POWER

        NUMBER OF                          4,714,359
          SHARES           ----------------------------------------------------
       BENEFICIALLY          6         SHARED VOTING POWER
         OWNED BY
           EACH
        REPORTING          ---------------------------------------------------
       PERSON WITH           7         SOLE DISPOSITIVE POWER

                                           4,714,359
                           ----------------------------------------------------
                             8         SHARED DISPOSITIVE POWER


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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                 4,714,359
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       |_|


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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.6%
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12        TYPE OF REPORTING PERSON (See Instructions)

              PN
-------------------------------------------------------------------------------

                                                               Page 2 of 4 Pages

Item 1(a)  Name of Issuer:
     Travelers/Aetna Property Casualty Corp.

Item 1(b)  Address of Issuer's Principal Executive Offices:
     One Tower Square
     Hartford, CT 06183

Item 2(a)  Name of Person Filing:
     The Trident Partnership, L.P.

Item 2(b)  Address of Principal Business Office:
     Craig Appin House
     8 Wesley Street
     Hamilton, HM11, Bermuda

Item 2(c)  Citizenship:
     Caymen Islands exempted limited partnership

Item 2(d)  Title of Class of Securities:
     Class A Common Stock

Item 2(e)  CUSIP Number:
     89417510

Item 3:
     Not applicable

Item 4  Ownership:

     (a)  As of December 31, 1996 ownership is as follows:

          The Trident Partnership, L.P. is the beneficial owner of 4,714,359 shares of Class A Common Stock of Travelers/Aetna Property Casualty Corp.

     (b)  Percent of class:

          6.6% (71,775,469 total outstanding shares of class, as set forth in Travelers/Aetna Property Casualty Corp. Form 10-Q for the quarterly period ended September 30, 1996)

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 4,714,359

          (ii)  shared power to vote or to direct the vote:

          (iii) sole power to dispose or to direct the disposition of: 4,714,359

          (iv)  shared power to dispose or to direct the disposition of:

Item 5  Ownership of Five Percent or Less of a Class:
                  Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
                  Not Applicable

Item 7  Identification and Classification of the Subsidiary Which Acquired
                  the Security Being Reported on by the Parent Holding Company:
                  Not applicable

Item 8 Identification and Classification of Members of the Group:
                  Not Applicable

Item 9  Notice of Dissolution of Group:
                  Not Applicable

Item 10  Certification:
                  By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 1997


-----------------------------
By:  Trident Corp., its General
       Partner


By: /s/ Andrew Carr
_________________________
        Andrew Carr
        President